SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CoreLogic, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

21871D103

(CUSIP Number)

Evan Gartenlaub General Counsel Senator Investment Group LP 510 Madison Avenue, 28th Floor New York, New York 10022 (212) 376-4300	Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Cannae Holdings, Inc. 1701 Village Center Circle Las Vegas, NV 89134 (703) 323-7330

With a copy to:

Richard M. Brand Stephen Fraidin Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 (212) 504-6000	Michael J. Aiello Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 (212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 21 Pages)

CUSIP No. 21871D103	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Senator Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON IA, PN

(1)

Calculated based on 79,458,522 shares of common stock, $0.00001 par value per share (the “Common Stock”), of CoreLogic, Inc. (the “Issuer”), outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Senator Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Senator GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Senator Master GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Douglas Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 9 of 11 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Schedule 13D filed on June 30, 2020 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 4, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 4 shall have the meaning set forth in the Schedule 13D. This Amendment No. 4 amends and supplements Item 2, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a)(i), (iii) and (iv) of the Schedule 13D are hereby amended and restated as follows:

“(i) Senator Investment Group LP (“Senator”), with respect to shares of Common Stock directly held by Senator Focused Strategies LP (“SFS”), Senator Focused Holdings LP (“SFH”) and Senator Global Opportunity Master Fund LP (“SGOM” and, together with SFS and SFH, the “Senator Funds”), with respect to which it acts as investment manager and has investment discretion, and with respect to the shares of Common Stock held directly by Cannae Holdings, LLC (“Cannae Holdings”), a wholly-owned subsidiary of Cannae Holdings, Inc. (“Cannae”), which, are subject to the Letter Agreement (as defined below);”

“(iii) Senator GP LLC (“Senator GP LLC”), with respect to the shares of Common Stock directly held by SGOM and SFH, with respect to each of which it acts as the general partner, and with respect to the shares of Common Stock held directly by SFS and Cannae Holdings, which are subject to the Letter Agreement;”

“(iv) Senator Master GP LLC (“Senator Master GP”), with respect to the shares of Common Stock directly held by SFS, with respect to which it acts as the general partner, and with respect to the shares of Common Stock held directly by SGOM, SFH and Cannae Holdings, which are subject to the Letter Agreement;”

Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

The principal business of each of Senator and Mr. Silverman is investment and/or investment management. The principal business of Senator GP is to act as the general partner of Senator. The principal business of Senator GP LLC is to act as the general partner of SGOM and SFH. The principal business of Senator Master GP is to act as the general partner of SFS. The principal business of each of Cannae and Cannae Holdings is a diversified holding company which boasts a strong track record of both operating and investing in a diversified range of assets, including Ceridian HCM Holding Inc., Dun & Bradstreet, 99 Restaurants Holdings, LLC, O’Charley’s LLC, Amerilife Group, LLC, and Coding Solutions Topco, Inc. (inclusive of T-System Holding, LLC). Cannae is a public company listed on the New York Stock Exchange.

Item 4	PURPOSE OF TRANSACTION

On September 14, 2020, the Reporting Persons delivered a letter to the Board of Directors of the Issuer. A copy of the letter is attached as Exhibit 10 hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

The disclosure set forth in Item 6 is incorporated by reference herein. Except as set forth in Item 6, none of the Reporting Persons have effected any transactions in the Common Stock during the past sixty days.

CUSIP No. 21871D103	SCHEDULE 13D	Page 10 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 11, 2020, SFS submitted notice to the counterparties of the Share Forwards and Total Return Swaps for physical settlement of Share Forwards referencing 885,000 shares of Common Stock and physical settlement of Total Return Swaps referencing 428,910 shares of Common Stock. As a result, on September 15, 2020, the counterparties to the Share Forwards and Total Return Swaps will deliver to SFS 885,000 shares of Common Stock and 428,910 shares of Common Stock, respectively. Following such settlements, SFS will no longer be a party to any Share Forwards and will remain a party to Total Return Swaps referencing 121,090 shares of Common Stock.

Item 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10: Letter from Cannae and Senator to the Board of Directors of CoreLogic, Inc., dated September 14, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 14, 2020

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

SENATOR MANAGEMENT LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

SENATOR GP LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

SENATOR MASTER GP LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
DOUGLAS SILVERMAN

CANNAE HOLDINGS, INC.

/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary

*	Pursuant to a Power of Attorney attached to the Schedule 13G filed on April 24, 2013 by Senator Investment Group LP in respect of its ownership in Tamino Corporation.